EXHIBIT 11.1
HEMPTOWN CLOTHING INC. SEPTEMBER 30, 2004
Statement Re: Computation Of Per Share Earnings For The Nine Months Ending September 30, 2004

EARNINGS PER SHARE FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2004	($0.04) *

*  All outstanding options and warrants are anti‑dilutive, and consequently, fully diluted EPS is equal to Basic EPS.